

October 15, 2024

Richard Martucci
Interim Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

      Re: COHERENT CORP.
           Form 10-Q for the Period Ended December 31, 2023
           Form 8-K Filed May 6, 2024
           File No. 001-39375

Dear Richard Martucci:

We have reviewed your July 31, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Form 8-K Filed May 6, 2024

Exhibit 99.2, page 41

1.   We are considering your response to prior comment 1 and may have additional comments.

2.   We note your response to prior comment 2 regarding your non-GAAP adjustment for costs characterized as manufacturing inefficiencies related to sites being shut down. Your response explains that these costs are associated with excess capacity during the period when production levels are lower than normal. Please describe the nature of these costs in additional detail with corresponding quantification of each type of cost and the timeframe over which they will be incurred. Please separately quantify the amount of costs characterized as manufacturing inefficiencies for each site. Also, clarify the extent of the manufacturing activity that occurred for each site being shut down during the periods in which a non-GAAP adjustment was made and tell us about

your plans for each site.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services